UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S BOARD OF DIRECTORS MINUTES N° 410 OF EDENOR S.A.

In the Autonomous City of Buenos Aires, on the 9th day of November 2016, at 11.30 am, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (“Edenor” or the “Company”) whose signatures appear at the end of this minute, namely: Ricardo Torres, Gustavo Mariani, María Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Emilio Basavilbaso, Ricardo López Antonelli, Fernando Bearzi, Mariano García Mithieux and Lucas Amado meet at the Company’s headquarters located at Av. del Libertador 6363. Permament Auditors Messrs. Damián Burgio and Carlos Vidal, on behalf of the Audit Committee are present. Likewise, Messrs. Mariano Batistella, Alternate Director who is incorporated to the Deliberative Body as well as Leandro Montero, Edenor’s Finance and Control Director and Sergio Cravero, partner of the company PWC, Edenor’s independent auditor are also present. The meeting is chaired by the Board of Directors’ President, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed: 1°) Management Report corresponding to the months of August and September […] Afterwards, the FOURTH ISSUE of the Agenda: 4°) Consideration of Interim Financial Statement as of September 30th 2016. The Chairman informs that in connection with this issue of the Agenda, the Financial Statement and other documents corresponding to the nine months period ended on September 30th 2016 are to be taken into consideration, explaining that the documents to be considered have been distributed among the present members jointly with the invitation to this meeting. In view of the foregoing, the Chairman suggests to omit the reading of said documents, which is approved unanimously by present members. In this regard, it is expressed that the quarter results were significantly affected by the different provisional remedies within the frame of protection actions against the resolutions of the National Government and the National Electricity Regulatory Board which established the transitional increase of tariffs, measures established to the benefit of customers located mainly in the La Matanza and Pilar Districts, by instructing the suspension of the tariff increases granted as of February 1st 2016 and with retroactive effect to said date, and the reimbursement of amounts which may have been paid for the consumption registered up to said moment. The mentioned uncertainty scenario, jointly with the increase of the cost of regulatory sanctions and penalties, among the main effects, generated a loss that caused the Company at the end of the period to submit a negative net worth of $317,2 million. In the event, the negative net worth at the end of the current fiscal year, the Company will considered to have to have grounds for dissolution due to capital equity loss pursuant to the terms of the Companies Act, and therefore the Management of the Company is carrying out all the actions within its scope to revert said situation.

In view of the foregoing, the Chairman submits to the consideration of the Directors the Condensed Financial Statements as of September 30th 2016 and for the nine months period ended on September 30th 2016 and 2015, which include the Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statement, annexed documents, reporting summary, information required by Section 68 of the Argentine Stock Exchange Listing Requirements, and reports issued by the Certifying Account and the Audit Committee; all documents corresponding to the period ended on September 30th 2016. Mr. Mr. Basavilbaso requests permission to speak and expresses that even though he holds no objections regarding the Statement of Financial Position, Comprehensive Income, Changes in Equity and Cash Flow Statements, he does not agree with some of the considerations included in the Notes to the Financial Statement in connection with the National Government, wherefore he mentions he will vote in positive terms: Messrs López Antonelli, Bearzi, García Mithieux and Amado expressed they agree with Mr. Basavilbaso’s expressions. The Chairman takes the floor and proposes present members to approve the documents submitted for consideration. Upon motion duly made and after a brief exchange of opinions, the Board of Directors by unanimous computable votes DECIDES TO: (i) approve all the documents submitted for the consideration in the present issue of the Agenda; (ii) note the reports attached to the Consolidated Financial Statements approved and (iii) authorize the Chairman and Deputy Chairman to indistinctly subscribe the Financial Statements corresponding to the period ended on September 30th 2016 […] After an exchange of opinions and there being no further business to be discussed; the Chairman concludes the meeting at 13.00 hr.

Signed below by:Ricardo Torres, Gustavo Mariani, María Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Mariano Batistella, Emilio Basavilbaso, Ricardo López Antonelli, Fernando Bearzi, Mariano García Mithieux, Lucas Amado, Damián Burgio and Carlos Vidal.

Ricardo Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 14, 2016